Exhibit 99.4

ArcelorMittal results for the first quarter of 2015

Luxembourg, May 7, 2015 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three month period ended March 31, 2015.

Highlights:

•	Health and safety: LTIF rate of 0.88x in the first quarter of 2015 as compared to 0.89x in the fourth quarter of 2014

•	Operating income of $571 million in the first quarter of 2015 (including $0.1 billion onerous contract provision)[2], versus $674 million in the first quarter of 2014

•	Despite significant headwinds from foreign exchange rates, underlying steel-only profitability for the first quarter of 2015 was relatively stable versus the first quarter of 2014

•	Net loss of $0.7 billion in the first quarter of 2015 (primarily foreign exchange rate driven) as compared to a net loss of $0.2 billion in the first quarter of 2014

•	Steel shipments of 21.6Mt, an increase of 3% as compared to 21Mt in the first quarter of 2014

•	15.6 Mt own iron ore production, an increase of 5% as compared to 14.8 Mt in the first quarter of 2014; 9.4 Mt shipped and reported at market prices as compared to 9.3 Mt in the first quarter of 2014

•	Iron ore unit cash costs down 13% year on year; the full year 2015 cost reduction target increased to 15% (from 10% previously)

•	Net debt (defined as long-term debt, plus short-term debt (including the current portion of long-term debt), less cash and cash equivalents and restricted cash and short-term investments) of $16.6 billion as of March 31, 2015 as compared to $18.5 billion at March 31, 2014

Outlook:

•	Whilst steel markets have evolved largely as per expectations, the subsequent deterioration of iron ore prices as well as a weaker U.S. market results in a headwind, although the Company expects to benefit from further improvement in costs, both in mining and steel segments (including lower raw material costs).

•	Due to the benefits of foreign exchange as well as the postponement of some investment projects the Company has further reduced the FY 2015 capital expenditure budget to approximately $3.0 billion

•	The Company expects to achieve progress towards the medium-term net debt target of $15 billion

•	The Company expects net interest expense of approximately $1.4 billion in 2015

Financial highlights (on the basis of IFRS1):

(USDm) unless otherwise shown	1Q 15	4Q 14	3Q 14	2Q 14	1Q 14
Sales	17,118	18,723	20,067	20,704	19,788
Depreciation	(807)	(982)	(946)	(931)	(1,080)
Impairment	—	(264)	—	—	—
Restructuring charges	—	—	—	—	—
Operating income	571	569	959	832	674
Net (loss) / income attributable to equity holders of the parent	(728)	(955)	22	52	(205)
Basic (loss) / earnings per share (USD)	(0.41)	(0.53)	0.01	0.03	(0.12)
Own iron ore production (Mt)	15.6	16.7	15.8	16.6	14.8
Iron ore shipped at market price (Mt)	9.4	9.9	10.0	10.5	9.3
Crude steel production (Mt)	23.7	23.2	23.9	23.1	23.0
Steel shipments (Mt)	21.6	21.2	21.5	21.5	21.0
Operating income/tonne (US$/t)	26	27	45	39	32

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2014 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

Corporate responsibility and safety performance

Health and safety - Own personnel and contractors lost time injury frequency rate

Health and safety performance, based on own personnel figures and contractors lost time injury frequency (LTIF) rate, remained stable at 0.88x in the first quarter of 2015 as compared to 0.89x for the fourth quarter of 2014 and deteriorated as compared to 0.85x for the first quarter of 2014 (“1Q 2014”). During the first quarter 2015, significant improvements in the Mining, NAFTA and Brazil segment performance relative to the fourth quarter of 2014, were partially offset by deterioration in the Europe and ACIS segment.

The Company’s effort to improve the Group’s Health and Safety record continues and remains focused on both further reducing the rate of severe injuries and preventing fatalities.

Own personnel and contractors - Frequency rate

Lost time injury frequency rate	1Q 15	4Q 14	3Q 14	2Q 14	1Q 14
Mining	0.60	0.75	0.29	0.84	0.26
NAFTA	1.13	1.42	1.03	0.88	1.00
Brazil	0.71	1.14	0.98	0.47	0.98
Europe	1.15	0.90	1.00	1.25	1.19
ACIS	0.56	0.47	0.52	0.51	0.54

Total Steel	0.93	0.92	0.87	0.87	0.96

Total (Steel and Mining)	0.88	0.89	0.78	0.87	0.85

Key corporate responsibility highlights for the first quarter of 2015:

•	ArcelorMittal 2014 sustainability report, “Steel: the sustainability challenge” was released on April 20, 2015. With the release of the sustainability report the Company launched a new framework focusing on 10 sustainable development outcomes it will work to achieve.

•	ArcelorMittal named a finalist for the Corporate Social Responsibility Award from Platts Global Metals, with the winner to be announced in May 2015.

•	Launch of our #ilovesteel #ilovescience Twitter campaign to motivate young people’s interest in science, technology, engineering and math and attract top talent to continue cutting edge innovation for steel and mining.

Analysis of results for the first quarter of 2015 versus the fourth quarter of 2014 and the first quarter of 2014

Total steel shipments for the first quarter of 2015 were 2% higher at 21.6 million metric tonnes as compared with 21.2 million metric tonnes for the fourth quarter of 2014, and 3% higher as compared to 21.0 million metric tonnes for the first quarter of 2014.

Sales for the first quarter of 2015 were $17.1 billion as compared to $18.7 billion for the fourth quarter of 2014 and $19.8 billion for the first quarter of 2014. Sales in the first quarter of 2015, were 8.6% lower as compared to the fourth quarter of 2014 primarily due to lower average steel selling prices (-9.2%), seasonally lower market priced iron ore shipments (-5.7%) and lower iron ore reference prices (-16%), partially offset by higher steel shipments (+2.0%).

Depreciation was lower at $807 million for the first quarter of 2015 as compared to $982 million in the fourth quarter of 2014 primarily on account of foreign exchange impact due to depreciation of all major currencies (Brazilian real, Euro and Canadian dollar) against the US dollar. Depreciation in the first quarter of 2015 was significantly lower than $1,080 million for the first quarter of 2014 on account of these impacts discussed above, as well as increases in the useful lives of plant and equipment. Assuming a similar foreign exchange translation impact for the remainder of 2015, full year depreciation is expected to be approximately $3.5 billion.

Impairment charges for the first quarter of 2015 and the first quarter of 2014 were nil. Impairment charges for the fourth quarter of 2014 of $264 million included $114 million primarily related to the idling of the steel shop and rolling facilities of Indiana Harbor Long carbon operations in the US (NAFTA); $63 million related to write-down of the Volcan iron ore mine in Mexico (Mining); and $57 million related to the closure of mill C in Rodange, Luxembourg (Europe).

Operating income for the first quarter of 2015 was $571 million, as compared to $569 million in the fourth quarter of 2014 and $674 million in the first quarter of 2014. Operating income for the first quarter of 2015 was negatively impacted by a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US (NAFTA). Operating income for the fourth quarter of 2014 were negatively impacted by a $76 million provision related to onerous annual tin plate contracts at Weirton in the US (NAFTA), offset by the positive impact from the $79 million gain on disposal of Kuzbass coal mines in Russia (Mining).

Loss from investments in associates, joint ventures and other investments in the first quarter of 2015 was $2 million as compared to loss in the fourth quarter of 2014 of $380 million and income of $36 million in the first quarter of 2014. Loss from investments in associates, joint ventures and other investments in the first quarter of 2015 was negatively impacted by foreign exchange effects on various investees, partially offset by improved performance by Spanish and German investees.

Loss from investments in associates, joint ventures and other investments in the fourth quarter of 2014 was negatively impacted by a $621 million impairment loss on China Oriental following a revision of business assumptions, partially offset by a $193 million gain on sale of Gallatin as well as improved performance of European investees and the share of profits of Calvert operations. Income in the first quarter of 2014 was primarily the result of improved performance of Spanish investees.

Net interest expense (including interest expense and interest income) in the first quarter of 2015 was stable at $323 million as compared to the fourth quarter of 2014. Increased interest expense due to the issuance of €750 million of bonds in January 2015 and “step up” clauses in most of the Company’s outstanding bonds, triggered by the S&P downgrade in February 2015 was offset by savings following the repayments of bonds in the fourth quarter of 2014 ($500 million and $750 million repaid early in October 2014 and €360 million repaid in November 2014). The decrease in the first quarter of 2015 relative to $426 million in the first quarter of 2014 is attributable to both lower gross debt outstanding and lower average cost, following the repayments of convertible bonds in 2Q 2014 (€1.25 billion and $800 million) and the repayments of bonds in the fourth quarter of 2014. The Company continues to expect full year 2015 net interest expense of approximately $1.4 billion.

Foreign exchange and other net financing costs were $756 million for the first quarter of 2015 as compared to $549 million for the fourth quarter of 2014 and $380 million for the first quarter of 2014. Foreign exchange and other net financing costs for the first quarter of 2015 include foreign exchange losses of $538 million as compared to a loss of $316 million for the fourth quarter of 2014 mainly on account of USD appreciation of 11.4% against the Euro (versus 3.5% in the fourth quarter of 2014) and 17.2% against BRL (versus 7.7% in the fourth quarter of 2014). This foreign exchange loss is largely non-cash and primarily relates to the impact of the USD appreciation on Euro denominated deferred tax assets partially offset by foreign exchange gain on euro debt.

ArcelorMittal recorded income tax expense of $210 million for the first quarter of 2015, as compared to an income tax expense of $258 million for the fourth quarter of 2014 and income tax expense of $61 million for the first quarter of 2014.

Non-controlling interests for the first quarter of 2015 and the fourth quarter of 2014 represent a charge primarily related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and Belgo Bekaert Arames in Brazil. Non-controlling interests for the first quarter of 2014 represent a charge primarily related to minority shareholders’ share of net income recorded in ArcelorMittal Mines Canada and South Africa.

ArcelorMittal recorded a net loss for the first quarter of 2015 of $728 million, or $0.41 loss per share, as compared to net loss of $955 million, or $0.53 loss per share for the fourth quarter of 2014, and a net loss of $205 million, or $0.12 loss per share for the first quarter of 2014.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed projects in most recent quarters

Region	Site	Project	Capacity / particulars	Actual completion
China	Hunan Province	VAMA auto steel JV	Capacity of 1.5mt pickling line, 0.9mt continuous annealing line and 0.5mt of hot dipped galvanizing auto steel	1Q 2015

USA	AM/NS Calvert	Continuous coating line upgrade to Aluminize line#4	Increased production of Usibor by 0.1mt / year	1Q 2015

Brazil	Juiz de Fora (Brazil)	Rebar and meltshop expansion	Increase in rebar capacity by 0.4mt / year	1Q 2015

Ongoing projects

Segment	Site	Project	Capacity / particulars	Forecast completion
Mining	Liberia	Phase 2 expansion project	Increase production capacity to 15mt/ year (high grade sinter feed)	Initial forecast of 2015 / Currently delayed (a)

NAFTA	ArcelorMittal Dofasco (Canada)	Construction of a heavy gauge galvanizing line#6 to optimize galvanizing operations	Optimize cost and increase shipment of galvanized products by 0.3mt / year	2Q 2015

Brazil	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase hot dipped galvanizing (HDG) capacity by 0.6mt / year and cold rolling (CR) capacity by 0.7mt / year	On hold

Brazil	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.1mt / year	2015

	Juiz de Fora (Brazil)	Rebar and meltshop expansion	Increase in meltshop capacity by 0.2mt / year	2016

Brazil	Monlevade (Brazil)	Sinter plant, blast furnace and meltshop	Increase in liquid steel capacity by 1.2mt / year; Sinter feed capacity of 2.3mt / year	On hold

Brazil	Acindar (Argentina)	New rolling mill	Increase in rolling capacity by 0.4mt / year for bars for civil construction	2016

Joint venture projects

Region	Site	Project	Capacity / particulars	Forecast completion
Canada	Baffinland	Early revenue phase	Production capacity 3.5mt/ year (iron ore)	2H 2015

USA	AM/NS Calvert	Slab yard expansion	Increase coil production level up to 5.3mt/year coils	2H 2016

a)	The Liberia phase 2 project to invest $1.7 billion to construct 15 million tonnes of concentrate capacity and associated infrastructure has been delayed. This follows the contractor’s declaration of force majeure on August 8, 2014 due to the Ebola virus outbreak in West Africa. Given the project delays and ensuing rapid deterioration of iron ore prices, the Company is assessing its options to progress with this project. ArcelorMittal remains fully committed to Liberia. Phase 1 operations are continuing as normal at this time and to date have not been affected by the Ebola situation in Liberia.

Analysis of segment operations

NAFTA

(USDm) unless otherwise shown	1Q 15	4Q 14	3Q 14	2Q 14	1Q 14
Sales	4,777	5,166	5,645	5,423	4,928
Depreciation	156	178	169	170	189
Impairments	—	114	—	—	—
Restructuring charges	—	—	—	—	—
Operating (loss) / income	(103)	49	260	7	70
Crude steel production (kt)	5,908	6,142	6,485	6,153	6,256
Steel shipments (kt)	5,463	5,805	5,866	5,790	5,613
Average steel selling price (US$/t)	796	824	853	856	840

NAFTA segment crude steel production decreased by 3.8% to 5.9 million tonnes in the first quarter of 2015 as compared to the fourth quarter of 2014 to align with weaker demand.

Steel shipments in the first quarter of 2015 decreased by 5.9% to 5.5 million tonnes as compared to the fourth quarter of 2014, primarily driven by a 7.9% decline in flat product steel shipment volumes due to weaker demand resulting in particular from a strong inventory destock.

Sales in the first quarter of 2015 decreased by 7.5% to $4.8 billion as compared to the fourth quarter of 2014, due to lower steel shipments as discussed above, and lower average steel selling prices (-3.5%) primarily due to lower domestic prices impacted by weak demand and import pressures. Average steel selling price for flat products and long products declined -3.1% and -8.0%, respectively.

Operating result in the first quarter of 2015 decreased to an operating loss of $103 million, compared to operating income of $70 million in the first quarter of 2014 and operating income of $49 million in the fourth quarter of 2014. The operating loss in the first quarter of 2015 was negatively impacted by a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US. Operating income for the fourth quarter of 2014 was negatively impacted by a $76 million provision related to onerous annual tin plate contract at Weirton, in the US and by impairment charges of $114 million primarily related to the idling of the steel shop and rolling facilities of Indiana Harbor Long carbon operations in the US. The operating loss in the first quarter of 2015 also reflected the lower average steel selling prices and steel shipment volumes as discussed above, which were down 5.3% and 2.7%, respectively, compared to the first quarter of 2014.

Brazil

(USDm) unless otherwise shown	1Q 15	4Q 14	3Q 14	2Q 14	1Q 14
Sales	2,119	2,543	2,707	2,431	2,356
Depreciation	86	99	111	109	138
Impairments	—	—	—	—	—
Restructuring charges	—	—	—	—	—
Operating income	291	447	349	305	287
Crude steel production (kt)	2,875	2,758	2,971	2,382	2,413
Steel shipments (kt)	2,707	2,895	2,844	2,312	2,325
Average steel selling price (US$/t)	713	792	866	934	895

Brazil segment crude steel production increased by 4.3% to 2.9 million tonnes in the first quarter of 2015 as compared to the fourth quarter of 2014.

Steel shipments in the first quarter of 2015 decreased by 6.5% to 2.7 million tonnes as compared to the fourth quarter of 2014, driven by a 7.8% decline in flat product steel shipment volumes (primarily due to decreased slab exports from Brazil), and 4.8% decline in long product steel shipment volumes primarily due to weak domestic demand in Brazil and Argentina.

Sales in the first quarter of 2015 decreased by 16.6% to $2.1 billion as compared to the fourth quarter of 2014, due to lower steel shipments as discussed above, and lower average steel selling prices (-10%). Average steel selling prices for flat and long products decreased by 11.2% and 5.2%, respectively, negatively impacted by a weaker Brazilian real and a decline in international slab prices.

Operating income decreased by 34.9% to $291 million in the first quarter of 2015 from $447 million in the fourth quarter of 2014, primarily on account of lower steel shipment volumes and average steel selling prices, as well as lower profitability in our tubular operations.

Operating income in the first quarter of 2015 was higher as compared to the first quarter 2014 by 1.4% due to the decline in depreciation and higher steel shipments (following the restart of Tubarao furnace in July 2014), partially offset by lower average steel selling prices.

Europe

(USDm) unless otherwise shown	1Q 15	4Q 14	3Q 14	2Q 14	1Q 14
Sales	8,600	9,023	9,689	10,518	10,322
Depreciation	299	343	357	355	455
Impairments	—	57	—	—	—
Restructuring charges	—	—	—	—	—
Operating income	317	157	166	334	80
Crude steel production (kt)	11,341	10,742	10,837	10,941	10,899
Steel shipments (kt)	10,662	9,610	9,829	10,191	10,009
Average steel selling price (US$/t)	633	721	760	799	808

Europe segment crude steel production increased by 5.6% to 11.3 million tonnes in the first quarter of 2015, as compared to the fourth quarter of 2014.

Steel shipments in the first quarter of 2015 increased by 10.9% to 10.7 million tonnes as compared to the fourth quarter of 2014. Flat product shipment volumes increased by 12.9% and long product shipment volumes increased by 6.4%, both benefiting from seasonality and improved demand.

Sales in the first quarter of 2015 decreased by 4.7% to $8.6 billion as compared to the fourth quarter of 2014, primarily due to lower average steel selling prices (-12.2%), partially offset by higher steel shipments as discussed above. Average steel selling prices for flat and long products decreased by 11.8% and 13.0%, respectively, largely due to exchange rate effects. Local average steel prices declined marginally, partially reflecting lower raw material costs.

Operating income in the first quarter of 2015 increased by 101.9% to $317 million as compared to $157 million in the fourth quarter of 2014, reflecting improved market conditions and the decline in depreciation, offset in part by negative translation impacts. Operating performance for the fourth quarter of 2014 was impacted by impairment charges of $57 million, related to the closure of mill C in Rodange, Luxembourg.

Operating income in the first quarter of 2015 was 296.3% higher than the first quarter of 2014, reflecting improved market conditions as well as the benefits of cost optimization efforts and the decline in depreciation.

ACIS3

(USDm) unless otherwise shown	1Q 15	4Q 14	3Q 14	2Q 14	1Q 14
Sales	1,721	1,967	1,994	2,300	2,007
Depreciation	108	135	130	131	129
Impairments	—	—	—	—	—
Restructuring charges	—	—	—	—	—
Operating income / (loss)	25	12	78	25	(20)
Crude steel production (kt)	3,603	3,519	3,616	3,600	3,413
Steel shipments (kt)	3,006	3,111	3,229	3,306	3,187
Average steel selling price (US$/t)	507	550	594	592	567

ACIS segment crude steel production in the first quarter of 2015 increased by 2.4% to 3.6 million tonnes as compared to the fourth quarter of 2014. This reflects increased production in South Africa following the ramp up at Newcastle blast furnace post the completion in December of the reline works.

Steel shipments in the first quarter of 2015 decreased by 3.4% to 3.0 million metric tonnes as compared to the fourth quarter of 2014, primarily due to seasonally lower shipments in our CIS operations offset in part by higher volumes in South Africa.

Sales in the first quarter of 2015 decreased by 12.5% to $1.7 billion as compared to the fourth quarter of 2014. This decline was primarily due to lower steel shipment volumes and average steel selling prices (-7.8%). Average steel selling prices were lower in Ukraine (-13.7%) and Kazakhstan (-10%) impacted by weaker CIS prices, as well as lower prices in South Africa following a 4.5% depreciation of the South African Rand.

Operating income in the first quarter of 2015 increased to $25 million as compared to $12 million in the fourth quarter of 2014, due to lower costs in Ukraine (due to currency devaluation) and South Africa, partially offset by lower average steel selling prices.

Operating income in the first quarter of 2015 was up compared to an operating loss of $20 million in the first quarter of 2014 due to lower costs, offset by lower steel shipments (-5.7%) and lower average steel selling prices (-10.6%).

Mining

	1Q 15	4Q 14	3Q 14	2Q 14	1Q 14
Sales	758	1,059	1,272	1,383	1,256
Depreciation	150	219	170	155	159
Impairments	—	63	—	—	—
Restructuring charges	—	—	—	—	—
Operating income / (loss)	(36)	(50)	108	233	274
Own iron ore production (a) (Mt)	15.6	16.7	15.8	16.6	14.8
Iron ore shipped externally and internally at market price (b) (Mt)	9.4	9.9	10.0	10.5	9.3
Iron ore shipment - cost plus basis (Mt)	4.1	6.4	7.1	6.2	4.2
Own coal production(a) (Mt)	1.6	1.7	1.8	1.8	1.8
Coal shipped externally and internally at market price(b) (Mt)	0.6	0.8	1.1	1.1	1.0
Coal shipment - cost plus basis (Mt)	0.8	0.9	0.8	0.8	0.8

(a)	Own iron ore and coal production not including strategic long-term contracts
(b)	Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts

Own iron ore production (not including supplies under strategic long-term contracts) in the first quarter of 2015 decreased by 7.0% to 15.6 million metric tonnes as compared to the fourth quarter of 2014. This reflects seasonally weaker performance in Canada and Brazil offset in part by improved production in Liberia.

Own iron ore production (not including supplies under strategic long-term contracts) was 5.0% higher than 1Q 2014, primarily due to higher production at Mines Canada due to “efficiency gains” and improvement at Liberia offset in part by lower production in Ukraine and Brazil.

Market price iron ore shipments in the first quarter of 2015 decreased by 5.7% to 9.4 million metric tonnes as compared to the fourth quarter of 2014, primarily driven by seasonally lower shipments Mines Canada driven by weather related issues.

Market price iron ore shipments in the first quarter of 2015 were stable as compared to the first quarter of 2014 primarily due to lower shipments in Mexico and Ukraine offset by increased shipments in Mines Canada following operational efficiency gains.

Own coal production (not including supplies under strategic long-term contracts) in the first quarter of 2015 decreased 8.0% to 1.6 million metric tonnes as compared to the fourth quarter of 2014, primarily due to seasonally lower production at our US operations impacted by adverse weather.

Own coal production (not including supplies under strategic long-term contracts) in the first quarter of 2015 decreased 12.1% as compared to the first quarter of 2014, primarily due lower production at our US operations and scope change following the disposal of the Kuzbass coal mines in Russia during the fourth quarter of 2014.

The operating loss in the first quarter of 2015 decreased to $36 million as compared to $50 million in the fourth quarter of 2014, reflecting improved cost performance partially offset by lower seaborne iron ore market prices (-16%) and lower market price shipment volumes.

Operating loss for the fourth quarter of 2014 was positively impacted by a $79 million gain on the disposal of Kuzbass coal mines, offset by a $63 million impairment charge related to costs associated with the write-down of the Volcan iron ore mine in Mexico.

The operating results in the first quarter of 2015 declined compared to operating income of $274 million in the first quarter of 2014, primarily due to lower seaborne iron ore market prices (-48%), partially offset by lower unit production costs, the benefits of lower freight, foreign exchange impacts, the restructuring of our coal operations including the sale of Kuzbass.

Liquidity and Capital Resources

For 1Q 2015, net cash used in operating activities was $915 million, as compared to net cash provided by operating activities of $2,292 million in the fourth quarter of 2014. Cash used in operating activities in the first quarter of 2015 included a $1,206 million investment of operating working capital as compared to a $994 million release of operating working capital in the fourth quarter of 2014. Despite the cash investment in working capital, due to foreign exchange movements, the amount reflected in the balance sheet remains largely unchanged. Rotation days during the first quarter of 2015 increased to 54 days as compared to 51 days in the fourth quarter of 2014.

Net cash provided by other operating activities in the first quarter of 2015 was $119 million (including several items such as, onerous contact provision, unrealised foreign exchange gains/losses, employee benefits and VAT). This compares to net cash provided by other operating activities in the fourth quarter of 2014 of $889 million (including the adjustment of non-cash items related to unrealized forex losses, income tax accruals, impairment on China Oriental partially offset by adjustments of gains from disposal of Gallatin and Kuzbass). Net cash used by other operating activities in the first quarter of 2014 was $393 million (including adjustment of non-cash items such as income from associates and forex and changes in other payables, such as employee benefits, payment of provisions and VAT).

Net cash used in investing activities during the first quarter of 2015 was $456 million as compared to net cash used in investing activities during the fourth quarter of 2014 of $492 million. Capital expenditure decreased significantly to $745 million in the first quarter of 2015 as compared to $1,067 million in the fourth quarter of 2014. Due to the benefits of foreign exchange as well as the postponement of some investment projects, the Company has reduced the FY 2015 capital expenditure budget to approximately $3.0 billion.

Cash flow from other investing activities in the first quarter of 2015 of $289 million primarily included a $108 million inflow from the exercise of the fourth put option on Hunan Valin shares4, cash received from the Kiswire divestment5 and proceeds from the sale of tangible assets. Cash flow from other investing activities in the fourth quarter of 2014 of $575 million primarily included the cash inflow from the divesture of Gallatin for $389 million, a $108 million inflow from the exercise of the third put option on Hunan Valin shares4 and proceeds from the sale of tangible assets. Other investing activities in the first quarter of 2014 of $215 million primarily includes $258 million associated with the AM/NS Calvert acquisition6 offset in part by proceeds from the exercise of the second put option in Hunan Valin.

Net cash provided by financing activities for the first quarter of 2015 was $313 million as compared to net cash used in financing activities of $1,926 million for the fourth quarter of 2014. Net cash provided by financing activities for the first quarter of 2015 includes inflow related to issuance of $877 million (€750 million) 3.125% Notes due January 14, 2022, under the Company’s Euro Medium Term Notes Programme, $339 million of short term financing and proceeds from a 4-year €75 million term loan, offset in part by a repayment of a $1.0 billion loan.

Net cash used in financing activities for the fourth quarter of 2014 primarily included debt prepayment totalling $1.25 billion - 9.0% Notes due February 15, 2015 ($750 million) and 3.750% Notes due February 25, 2015 ($500 million) prior to their scheduled maturity and €360 million bond repayment.

Net cash provided by financing activities for the first quarter of 2014 was $557 million and includes inflow of $1.3 billion relating to the proceeds from the issuance of a €750 million 3.0% Notes due 25 March 2019, under the Company’s Euro Medium Term Notes Programme and proceeds from new 3-year $300 million financing provided by EDC (Export Development Canada), offset in part by the early redemption of perpetual securities of $657 million.

During the first quarter of 2015, the Company paid $53 million in dividends primarily to minority shareholders in Arcelormittal Mines Canada , as compared to $15 million dividends paid to minority shareholders in the fourth quarter of 2014. During the first quarter of 2014, the Company paid $57 million in dividends to minority shareholders including those in ArcelorMittal Mines Canada and payments to perpetual securities holders.

At March 31, 2015, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $2.8 billion as compared to $4.0 billion at December 31, 2014.

Gross debt of $19.4 billion at March 31, 2015, decreased from $19.9 billion at December 31, 2014 and $23.6 billion at March 31, 2014. Gross debt was lower at March 31, 2015 following the net repayment of loans and positive impact of foreign exchange rate effects.

As of March 31, 2015, net debt (defined as long-term debt, plus short-term debt (including the current portion of long-term debt), less cash and cash equivalents and restricted cash and short-term investments) was $16.6 billion as compared with $15.8 billion at December 31, 20147, primarily driven by the investment of operating working capital of $1.2 billion, partially offset by asset disposal proceeds ($0.3 billion)8 and forex effects ($0.6 billion).

The Company had liquidity of $8.8 billion at March 31, 2015, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $2.8 billion and $6.0 billion of available credit lines. On March 31, 2015, the average debt maturity was 6.4 years.

Key recent developments

•	On April 30, 2015, ArcelorMittal signed a US$6 billion Revolving Credit Facility (incorporating 3 and 5 year tranches) (the “Facility”). The Facility will replace the US$2.4 billion revolving credit facility agreement dated May 6, 2010 and the US$3.6 billion revolving credit facility agreement dated March 18, 2011 and will be used for the general corporate purposes of the ArcelorMittal group. The Facility gives ArcelorMittal improved terms over the former facilities, and extends the average maturity date by approximately two years. ArcelorMittal received indications of interest far in excess of that which it sought, demonstrating confidence from the debt markets in ArcelorMittal. The $6 billion credit facility contains a financial covenant of 4.25x Net debt / EBITDA, as such terms are defined in the facility.

•	On July 29, 2014, ArcelorMittal entered into agreements with BHPB and Areva to acquire their respective interests in the Nimba iron ore deposit, subject to the satisfaction of certain conditions precedent, including dispensation from the Government of Guinea to transport the Nimba ore through the ArcelorMittal infrastructure system in Liberia. ArcelorMittal took the decision to terminate the transaction, given that this key condition to closing was not met by the agreed deadline.

•	On April 9, 2015, ArcelorMittal announced the issuance of €400 million Floating Rate Notes due April 9, 2018 and €500 million 3.00% Notes due April 9, 2021. The Notes were issued under ArcelorMittal’s Euro Medium Term Notes Programme. The proceeds of the issuance were used for general corporate purposes.

Outlook and guidance

Based on the current economic outlook, ArcelorMittal expects global apparent steel consumption (“ASC”) to increase by approximately +0.5% to +1.5% in 2015. ArcelorMittal expects the pick-up in European manufacturing activity to continue and support ASC growth of approximately +1.5% to +2.5% in 2015 (versus a growth of 3.5% in 2014). Driven by robust underlying steel demand and significant restocking, ASC in the US grew by over 11% in 2014. Whilst underlying demand continues to expand, due to a destock in the 1H 2015, ASC in the US is expected to decline -2% to -3%. Due to the weak macro backdrop both in the CIS and Brazil, ASC is expected to decline by -5% to -7% in both regions in 2015. In China, we see signs of stabilization due to the government’s targeted stimulus, however real estate market remains weak and expect steel demand growth in the range of +0.5% to +1.5% for 2015. While there remain risks to the global demand picture, given ArcelorMittal’s specific geographical and end market exposures, the Company expects its steel shipments to increase by between +3% to 5% in 2015 as compared to 2014.

Whilst steel markets have evolved largely as per expectations, the subsequent deterioration of iron ore prices as well as a weaker U.S. market results in a headwind to the Group’s performance, although the Company expects to benefit from further improvement in costs, both in mining and steel segments (including lower raw material costs).

Due to the benefits of foreign exchange as well as the postponement of some investment projects the Company has further reduced the FY 2015 capital expenditure budget to approximately $3.0 billion.

The Company expects net interest expense of approximately $1.4 billion in 2015.

ArcelorMittal Condensed Consolidated Statements of Financial Position1

	Mar 31,	Dec 31,	Mar 31,
In millions of U.S. dollars	2015	2014	2014
ASSETS
Cash and cash equivalents including restricted cash	2,779	4,016	5,061
Trade accounts receivable and other	4,253	3,696	5,547
Inventories	15,537	17,304	18,888
Prepaid expenses and other current assets	2,492	2,627	3,406
Assets held for sale[9]	—	414	621

Total Current Assets	25,061	28,057	33,523

Goodwill and intangible assets	7,104	8,104	8,716
Property, plant and equipment	41,694	46,593	50,876
Investments in associates and joint ventures	5,394	5,833	6,907
Deferred tax assets	6,982	7,962	9,075
Other assets	2,282	2,630	2,251

Total Assets	88,517	99,179	111,348

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	2,441	2,522	5,336
Trade accounts payable and other	10,276	11,450	12,181
Accrued expenses and other current liabilities	6,211	6,994	7,679
Liabilities held for sale[10]	—	157	194

Total Current Liabilities	18,928	21,123	25,390

Long-term debt, net of current portion	16,986	17,275	18,226
Deferred tax liabilities	2,670	3,004	3,190
Other long-term liabilities	11,634	12,617	12,478

Total Liabilities	50,218	54,019	59,284

Equity attributable to the equity holders of the parent	35,452	42,086	48,735
Non-controlling interests	2,847	3,074	3,329

Total Equity	38,299	45,160	52,064

Total Liabilities and Shareholders’ Equity	88,517	99,179	111,348

ArcelorMittal Condensed Consolidated Statement of Operations1

	Three months ended
In millions of U.S. dollars	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014	Jun 30, 2014	Mar 31, 2014
Sales	17,118	18,723	20,067	20,704	19,788
Depreciation	(807)	(982)	(946)	(931)	(1,080)
Impairment	—	(264)	—	—	—
Restructuring charges	—	—	—	—	—

Operating income	571	569	959	832	674
Operating margin %	3.3%	3.0%	4.8%	4.0%	3.4%
Income / (loss) from associates, joint ventures and other investments	(2)	(380)	54	118	36
Net interest expense	(323)	(322)	(338)	(383)	(426)
Foreign exchange and other net financing (loss)	(756)	(549)	(657)	(327)	(380)

Income / (loss) before taxes and non-controlling interests	(510)	(682)	18	240	(96)
Current tax	(125)	(155)	(138)	(95)	(156)
Deferred tax	(85)	(103)	159	(61)	95
Income tax benefit / (expense)	(210)	(258)	21	(156)	(61)

Income / (loss) including non-controlling interests	(720)	(940)	39	84	(157)
Non-controlling interests	(8)	(15)	(17)	(32)	(48)

Net income / (loss) attributable to equity holders of the parent	(728)	(955)	22	52	(205)

Basic earnings (loss) per common share ($)	(0.41)	(0.53)	0.01	0.03	(0.12)
Diluted earnings (loss) per common share ($)	(0.41)	(0.53)	0.01	0.03	(0.12)
Weighted average common shares outstanding (in millions)	1,793	1,793	1,792	1,791	1,790
Adjusted diluted weighted average common shares outstanding (in millions)	1,793	1,795	1,795	1,793	1,792
OTHER INFORMATION
Own iron ore production (million metric tonnes)	15.6	16.7	15.8	16.6	14.8
Crude steel production (million metric tonnes)	23.7	23.2	23.9	23.1	23.0
Total shipments of steel products (million metric tonnes)	21.6	21.2	21.5	21.5	21.0

ArcelorMittal Condensed Consolidated Statements of Cash flows1

	Three months ended
In millions of U.S. dollars	Mar 31, 2015	Dec 31, 2014	Sept 30, 2014	Jun 30, 2014	Mar 31, 2014
Operating activities:
Net income / (loss) attributable to equity holders of the parent	(728)	(955)	22	52	(205)
Adjustments to reconcile net income / (loss) to net cash provided by operations:
Non-controlling interest	8	15	17	32	48
Depreciation and impairment	807	1,246	946	931	1,080
Restructuring charges	—	—	—	—	—
Deferred income tax	85	103	(159)	61	(95)
Change in operating working capital	(1,206)	994	(576)	856	(906)
Other operating activities (net)	119	889	251	(384)	(393)

Net cash (used in) provided by operating activities	(915)	2,292	501	1,548	(471)

Investing activities:
Purchase of property, plant and equipment and intangibles	(745)	(1,067)	(949)	(774)	(875)
Other investing activities (net)	289	575	61	167	(215)

Net cash used in investing activities	(456)	(492)	(888)	(607)	(1,090)

Financing activities:
Net (payments) proceeds relating to payable to banks and long-term debt	386	(1,868)	688	(1,659)	1,286
Dividends paid	(53)	(15)	(381)	(5)	(57)
Combined capital offering	—	—	—	—	—
Payments for subordinated perpetual securities	—	—	—	—	(657)
Disposal / (acquisition) of non-controlling interests	—	(17)	—	—	—
Other financing activities (net)	(20)	(26)	(13)	(11)	(15)

Net cash provided by (used in) financing activities	313	(1,926)	294	(1,675)	557

Net (decrease) increase in cash and cash equivalents	(1,058)	(126)	(93)	(734)	(1,004)
Cash and cash equivalents transferred to assets held for sale	1	—	1	38	(31)
Effect of exchange rate changes on cash	(180)	(32)	(71)	9	(136)

Change in cash and cash equivalents	(1,237)	(158)	(163)	(687)	(1,171)

Appendix 1: Product shipments by region

(000’kt)	1Q 15	4Q 14	3Q 14	2Q 14	1Q 14
Flat	4,459	4,844	4,836	4,699	4,528
Long	1,158	1,094	1,171	1,193	1,212
NAFTA	5,463	5,805	5,866	5,790	5,613
Flat	1,514	1,643	1,452	948	899
Long	1,169	1,229	1,379	1,336	1,419
Brazil	2,707	2,895	2,844	2,312	2,325
Flat	7,544	6,680	6,881	7,039	6,992
Long	3,074	2,890	2,938	3,123	2,997
Europe	10,662	9,610	9,829	10,191	10,009
CIS	1,925	2,099	2,183	2,243	2,053
Africa	1,063	982	1,026	1,037	1,112
ACIS	3,006	3,111	3,229	3,306	3,187

Note: Others and eliminations line are not presented in the table

Appendix 2: Capital expenditures

(USDm)	1Q 15	4Q 14	3Q 14	2Q 14	1Q 14
NAFTA	90	127	152	116	110
Brazil	143	138	118	106	135
Europe	250	303	231	209	309
ACIS	93	188	170	110	105
Mining	173	290	274	220	209

Total	745	1,067	949	774	875

Note: Others and eliminations line are not presented in the table

Appendix 3: Debt repayment schedule as of March 31, 2015

Debt repayment schedule (USD billion)	2015	2016	2017	2018	2019	>2019	Total
Bonds	1.0	1.5	2.5	2.1	2.3	7.4	16.8
LT revolving credit lines
- $3.6bn syndicated credit facility	—	—	—	—	—	—	—
- $2.4bn syndicated credit facility	—	—	—	—	—	—	—
Commercial paper	0.1	—	—	—	—	—	0.1
Other loans	0.7	0.9	0.2	0.1	0.2	0.4	2.5

Total gross debt	1.8	2.4	2.7	2.2	2.5	7.8	19.4

Appendix 4: Credit lines available as of March 31, 201510

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $3.6bn syndicated credit facility	18/03/2016	3.6	0.0	3.6
- $2.4bn syndicated credit facility	06/11/2018	2.4	0.0	2.4

Total committed lines		6.0	0.0	6.0

Appendix 5: Operating income bridge from the fourth quarter of 2014 to the first quarter of 2015

USD millions	Operating income 4Q 14	Depreciation and Impairment	Volume & Mix - Steel (a)	Volume & Mix - Mining (a)	Price- cost - Steel (b)	Price- cost - Mining (b)	Other (c)	Operating income 1Q 15
Group	569	439	165	(9)	(365)	(31)	(197)	571

a)	The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at reference period contribution (selling price-variable cost). The mix variance indicates sales value gain/loss through selling different proportions of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution.
b)	The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one-time items and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization, etc.
c)	“Other” includes a $69 million provision primarily related to onerous hot rolled and cold rolled contracts in the US and foreign exchange translation impact.

Appendix 6: Terms and definitions

Unless indicated otherwise, or the context otherwise requires, references in this earnings release report to the following terms have the meanings set out next to them below:

LTIF: Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.

Market priced tonnes: represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market priced tonnes are transferred internally and reported on a cost-plus basis.

Foreign exchange and other net financing costs: include foreign currency swaps, bank fees, interest on pensions, impairments of financial instruments and revaluation of derivative instruments, and other charges that cannot be directly linked to operating results.

Average steel selling prices: calculated as steel sales divided by steel shipments.

Mining segment sales: i) “External sales”: mined product sold to third parties at market price; ii) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; iii) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).

Rotation days: days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold of the quarter on an annualized basis. Days of accounts receivable are a function of sales of the quarter on an annualized basis.

Operating working capital: trade accounts receivable plus inventories less trade accounts payable.

Capex: includes the acquisition of intangible assets (such as concessions for mining and IT support) and includes payments to fixed asset suppliers.

Seaborne iron ore reference prices: refers to iron ore prices for 62% Fe CFR China.

Own iron ore production: Includes total of all finished production of fines, concentrate, pellets and lumps (excludes share of production and strategic long-term contracts).

On-going projects: Refer to projects for which construction has begun (excluding various projects that are under development), even if such projects have been placed on hold pending improved operating conditions.

Iron ore unit cash cost: includes weighted average pellet and concentrate cost of goods sold across all mines.

Liquidity: includes back-up lines for the commercial paper program.

Shipments: information at the Group level was previously based on a simple aggregation, eliminating intra-segment shipments and excluding shipments of the Distribution Solutions segment. The new presentation of shipments information eliminates both inter- and intra-segment shipments which are primarily between Flat/Long plants and Tubular plants and continues to exclude the shipments of Distribution Solutions.

1	The financial information in this press release has been prepared consistently with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.
2	Operating income in the first quarter of 2015 of $571 million was negatively impacted by a $69 million provision primarily related to onerous hot rolled and cold rolled in the US. Operating income in the fourth quarter of 2014 of $569 million was negatively impacted by a $76 million provision related to onerous annual tin plate contracts at Weirton in the US, offset by the positive impact from the $79 million gain on disposal of Kuzbass coal mines in Russia.
3	Effective from January 1, 2015, the functional currency of Kryvyi Rih was changed to the Ukrainian Hryvnia due to changes in the regulatory and economic environment and transaction currencies of the operations.
4	Following the sale of a 5% stake to Valin Group as a result of the exercise of the third put option on February 8, 2014, the Company’s interest in Hunan Valin decreased from 20% to 15%. On August 6, 2014, the Company exercised the fourth and final instalment, which subsequently led to the decrease in its stake in Hunan Valin from 15% to 10%. The Company received cash from the third and fourth installment of $108 million both in the fourth quarter of 2014 and first quarter of 2015, respectively.
5	On December 9, 2013, ArcelorMittal signed an agreement with Kiswire Ltd. for the sale of its 50% stake in the joint venture Kiswire ArcelorMittal Ltd in South Korea and certain other entities of its steel cord business in the US, Europe and Asia for a total consideration of $169 million. The net proceeds received in the second quarter of 2014 are $39 million being $55 million received in cash during the quarter minus cash held by steel cord business. Additionally, $28 million of gross debt held by the steel cord business has been transferred. During the first quarter of 2015, the Company received $45 million with the remainder due in the second quarter of 2015.
6	On February 26, 2014, ArcelorMittal, together with Nippon Steel & Sumitomo Metal Corporation (“NSSMC”), announced that it has completed the acquisition of ThyssenKrupp Steel USA (“TK Steel USA”), a steel processing plant in Calvert, Alabama, having received all necessary regulatory approvals. The transaction - a 50/50 joint venture with NSSMC - was completed for an agreed price of $1,550 million plus working capital and net debt adjustment. ArcelorMittal paid $258 million cash for the acquisition in 1Q 2014. The Calvert plant has a total capacity of 5.3 million tons including hot rolling, cold rolling, coating and finishing lines.
7	As at December 31, 2014, net debt (defined as long-term debt, plus short-term debt (including the current portion of long-term debt), less cash and cash equivalents and restricted cash and short-term investments)included $0.1 billion relating to distribution centers in Europe held for sale.
8	During the first quarter of 2015, the Company generated cash proceeds totalling $0.3 billion from the proceeds from the exercise of the fourth put option on Hunan Valin shares of $108 million, cash received from Kiswire divestment and proceeds from the sale of tangible assets.
9	Assets and liabilities held for sale as of December 31, 2014 included assets and liabilities held for sale related to distribution centers in Europe and the disposal of tangible assets. As of March 31, 2014, assets and liabilities subject to disposal primarily relate to steel cord business and ATIC classified as asset/liabilities held for sale.
10	In April 2015, the Company refinanced and extended $6 billion lines of credit (two tranches: $2.5 billion three year and $3.5 billion five year) with a financial covenant of 4.25x Net debt / EBITDA, as defined in the facility.